July 18, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: National Home Health Care Corp. (the "Company")
    Form 10-K for the fiscal year ended July 31, 2004
    File No. 000-12927

Dear Mr. Rosenberg:

     The following is in response to your letter dated June 20, 2005:

1. Critical Accounting Policies, page 21

     a. For each period presented, there were no material changes in estimates of prior period contractual adjustments that were recorded during the current period. As discussed under Critical Accounting Policies on page F-8 of the Form 10-K, the Company has not had any material adjustments to previously recorded revenue amounts.

     b. Enclosed in a tabular format is the payor mix concentrations and related aging of accounts receivable at July 31, 2004.

     c. There are no amounts included in accounts receivable that are pending approval from third party payors.

     d. Medicare and Medicaid accounts receivable typically do not result in bad debt write-offs. Both of these payors pay in the shortest time period, typically 8-45 days. Any outstanding receivable over 45 days for either Medicare or Medicaid usually requires only a resubmission of the claim to receive full payment. A large part of the Company's business is its subcontracting with other Medicare certified agencies, many of which are part of hospital systems. Although subcontracts make up the largest balance of the Company's accounts receivable, as contract terms typically are 120 days, these receivable are all generally collectible and are monitored closely by the Company. Bad debts would arise from these subcontracts only if these agencies would become financially impaired. The Company's greatest exposure to uncollectible accounts is from its self-pay and managed care accounts. In order to limit exposure on self-pay accounts, the Company generally requires a deposit prior to commencing services on self-pay patients.

         The Company continuosly reviews its accounts receivable aging reports. When certain accounts become outstanding beyond their payment terms, calls are made to these accounts and further credit by the Company may be limited until payments are made to catch-up. The Company evaluates its accounts receivable monthly, and on a quarterly basis, it analyzes its allowance for possible losses to ensure that the Company has adequate reserves for any potential uncollectible accounts. If the allowance for possible losses related to its accounts receivable is understated, the Company records an allowances for possible losses on its Consolidated Statement of Earnings. The Company does not have any particular threshold for account receivable write-offs. When the Company has determined that an account is not collectible, it is written off against the allowance for possible losses. Typically, accounts receivable other than subcontracting accounts are written off if they are older than one year.

     e. The Company historically has not had problems collecting its accounts receivable. The Company has recorded an allowance for possible losses of $1,707,000 over the past three years on consolidated revenues of $273,999,000, which represents a charge to earnings of less than 1% of consolidated revenues. Over the same time period, the Company has written-off $1,450,000 of accounts receivable. The Company does not believe that the information contained herein (including the table submitted in response to question 1 b.) is material to investors or that it should be disclosed in our filings.

2. The Company is reimbursed by Medicare based on episodes of care that cover a 60 day period. Revenue is recorded over the 60 day period. Upon receipt of the 60 day episodic payment on the first day of such period, the Company records deferred revenue, representing unearned revenue. The Company records revenue and offsets deferred revenue evenly over the ensuing 60 day period.

    The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any further questions or comments, please feel free to call our attorney, Michael J. Shef at Troutman Sanders LLP at 212-704-6140.

                                              Sincerely yours,


                                              Robert P. Heller
                                              Chief Financial Officer

NATIONAL HOME HEALTH CARE CORP.
ACCOUNTS RECEIVABLE CONCENTRATION/AGING

JULY 31, 2004

                                                                                                                         OVER
                        TOTAL            UNBILLED              0-30              31-60               61-90                90
MEDICARE            $   870,000         $        0         $  229,000         $  213,000         $  197,000         $  231,000

MEDICAID              3,264,000                  0          2,369,000            349,000            112,000            434,000

SUB-CONTRACT         12,314,000                  0          3,681,000          2,001,000          2,015,000          4,617,000

SELF-PAY                409,000                  0            207,000             80,000             43,000             79,000

MANAGED CARE            930,000                  0            261,000            285,000            130,000            254,000

UNBILLED              1,419,000          1,419,000                  0                  0                  0                  0

     TOTALS         $19,206,000         $1,419,000         $6,747,000         $2,928,000         $2,497,000         $5,615,000